CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS UNAUDITED

For the three months ended March 31, 2019 and 2018

TABLE OF CONTENTS
Condensed Consolidated Interim Statements of Financial Position	2
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss)	3
Condensed Consolidated Interim Statements of Changes in Equity	4
Condensed Consolidated Interim Statements of Cash Flow	5
Notes to the Condensed Consolidated Interim Financial Statements	6-22

ASANKO GOLD INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT MARCH 31, 2019 AND DECEMBER 31, 2018
(In thousands of United States Dollars)

		March 31, 2019	December 31, 2018
	Note	$	$
Assets
Current assets
Cash and cash equivalents		8,823	10,358
Receivables		133	236
Receivable due from related party	4	372	2,328
Prepaid expenses and deposits		284	180
		9,612	13,102
Non-current assets
Financial assets	5	175,701	173,135
Interest in Joint Venture	6	119,912	126,264
Mineral properties, plant and equipment		106	114
		295,719	299,513
Total assets		305,331	312,615
Liabilities
Current liabilities
Accounts payable and accrued liabilities		1,560	3,473

Non-current liabilities
Long-term incentive plan liability		99	300
Total liabilities		1,659	3,773

Equity
Share capital	7	578,853	578,853
Equity reserves	8	49,405	49,261
Accumulated deficit		(324,586)	(319,272)
Total equity		303,672	308,842
Total liabilities and equity		305,331	312,615

Gold Fields transaction		1
Commitments and contingencies		9
Subsequent event		18

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Approved on behalf of the Board of Directors:

"Greg McCunn"	"Marcel de Groot"
Director	Director

ASANKO GOLD INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
(In thousands of United States Dollars, except dollar per share amounts)

		2019	2018
	Note	$	$

Revenue	10	-	64,430

Cost of sales:
Production costs	11	-	(28,350)
Depreciation and depletion		-	(13,364)
Royalties		-	(3,221)
Total cost of sales		-	(44,935)

Income from mine operations		-	19,495

Share of net loss related to joint venture	6	(6,352)	-
Service fee earned as operators of joint venture	4	1,126	-
Exploration and evaluation expenditures		-	(125)
General and administrative expenses	12	(2,805)	(2,310)
Income (loss) from operations and joint venture		(8,031)	17,060

Finance income	5	2,749	146
Finance expense	13	-	(5,343)
Foreign exchange gain (loss)		(32)	46
Income (loss) before income taxes		(5,314)	11,909

Current income tax expense	14	-	(197)
Deferred income tax expense	14	-	(8,922)
Net income (loss) and comprehensive income (loss) for the period		(5,314)	2,790

Net income (loss) attributable to:
Common shareholders of the Company		(5,314)	2,109
Non-controlling interest		-	681
Net income (loss) for the period		(5,314)	2,790

Earnings (loss) per share attributable to common shareholders:
Basic		(0.02)	0.01
Diluted		(0.02)	0.01
Weighted average number of shares outstanding:
Basic	15	225,804,614	203,449,957
Diluted	15	225,804,614	203,449,957

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

ASANKO GOLD INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
(In thousands of United States Dollars, except for number of common shares)

	Note	Number of shares	Share capital $	Equity reserves $	Accumulated deficit $	Non- controlling interest $	Total equity $

Balance as at December 31, 2017		203,449,957	561,441	48,326	(177,900)	740	432,607
Share-based payments		-	-	317	-	-	317
Net income and comprehensive income for the period		-	-	-	2,109	681	2,790
Balance as at March 31, 2018		203,449,957	561,441	48,643	(175,791)	1,421	435,714

Balance as at December 31, 2018		225,804,614	578,853	49,261	(319,272)	-	308,842
Share-based payments	8(a)	-	-	144	-	-	144
Net loss and comprehensive loss for the period		-	-	-	(5,314)	-	(5,314)
Balance as at March 31, 2019		225,804,614	578,853	49,405	(324,586)	-	303,672

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

ASANKO GOLD INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
(In thousands of United States Dollars)

		2019	2018
	Note	$	$

Operating activities:
Net (loss) income for the period		(5,314)	2,790
Adjustments for:
Share of net loss related to joint venture	6	6,352	-
Depreciation and depletion		14	13,375
Interest and other income	5	(2,749)	(146)
Share-based payments		267	463
Finance expense	13	-	5,343
Deferred income tax expense	14	-	8,922
Unrealized foreign exchange gain		(10)	(214)
Operating cash flow before working capital changes		(1,440)	30,533
Change in non-cash working capital	16	(135)	(11,447)
Cash provided by operating activities		(1,575)	19,086

Investing activities:
Expenditures on mineral properties, plant and equipment		(5)	(26,668)
Interest received		43	134
Cash provided by (used in) in investing activities		38	(26,534)

Financing activities:
Interest and associated withholding tax paid		-	(3,402)

Impact of foreign exchange on cash and cash equivalents		2	85

Change in cash and cash equivalents during the period		(1,535)	(10,765)
Cash and cash equivalents, beginning of period		10,358	49,330
Cash and cash equivalents, end of period		8,823	38,565

Supplemental cash flow information	16

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
Expressed in Thousands of United States Dollars unless otherwise stated

1.	Nature of operations

Asanko Gold Inc. ("Asanko" or the "Company") was incorporated on September 23, 1999 under the laws of British Columbia, Canada, with its head office, principal address and registered and records office located at 1066 West Hastings Street, Suite 680, Vancouver, British Columbia, V6E 3X2, Canada.

The Company’s principal business activity is the exploration and development of mineral property interests and operation of the Asanko Gold Mine ("AGM") through a 50:50 joint venture arrangement (the "JV") associated with the Company’s previously held 90% economic interest in the AGM (see Gold Fields Transaction below). The Government of Ghana has a 10% free-carried interest in the AGM. The AGM consists of two neighboring gold projects, the Obotan Project and the Esaase Project, both located in the Amansie West District of the Republic of Ghana ("Ghana"), West Africa.

In addition to its interest in the AGM, the Company’s interest in the JV also includes a 50% interest in a portfolio of other Ghanaian gold concessions in various stages of exploration.

Gold Fields Transaction

On July 31, 2018, the Company completed a transaction (the "JV Transaction") with a subsidiary of Gold Fields Limited ("Gold Fields"), under which, among other things:

the Company and Gold Fields each own a 45% economic interest in Asanko Gold Ghana Limited ("AGGL"), the former Asanko subsidiary that owns the AGM, with the Government of Ghana retaining a 10% free-carried interest in the AGM;

the Company and Gold Fields each own a 50% interest in Adansi Gold Company Ghana Limited ("Adansi Ghana"), the former Asanko subsidiary that owns a number of exploration licenses; and

the Company and Gold Fields each acquired a 50% interest in a newly formed entity ("JV Finco")

In exchange for which, Gold Fields agreed to make a $185.0 million contribution to the JV. Of this contribution amount, $165.0 million was paid on closing of the transaction, and $20.0 million will be payable by Gold Fields to the Company by no later than December 31, 2019.

In addition to Gold Fields’ contribution to the JV, Gold Fields also subscribed for 22,354,657 common shares of the Company for gross proceeds of $17.6 million.

Concurrent with the closing of the JV Transaction, the Company settled the then outstanding amount of $163.8 million under the Definitive Senior Facilities Agreement, including all outstanding debt principal and accrued interest, and emerged from the JV Transaction debt-free. The Company recognized the fair value of the consideration received from Gold Fields, as well as the fair value of the investment that the Company retained in the JV.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
Expressed in Thousands of United States Dollars unless otherwise stated

2.	Basis of presentation

	(a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 – Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC"). These condensed consolidated interim financial statements do not include all of the necessary annual disclosures in accordance with IFRS and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2018.

The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company’s most recent audited consolidated financial statements for the year ended December 31, 2018, except as disclosed in note 2(c).

These condensed consolidated interim financial statements were authorized for issue and approved by the Board of Directors on May 7, 2019.

	(b)	Basis of presentation and consolidation

The financial statements have been prepared on the historical cost basis, except for financial instruments carried at fair value.

Certain prior period numbers have been reclassified in order to conform to current period presentation. All amounts are expressed in thousands of United States dollars, unless otherwise stated, and the United States dollar is the functional currency of the Company and each of its subsidiaries. References to C$ are to Canadian dollars.

These condensed consolidated interim financial statements incorporate the financial information of the Company and its subsidiaries as at March 31, 2019. Subsidiaries are entities controlled by the Company. Control exists when the Company has power, directly or indirectly, to govern the financial and operating policies of an entity as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control.

All significant intercompany amounts and transactions between the Company and its subsidiaries have been eliminated on consolidation.

The principal subsidiaries and joint arrangements to which the Company is a party, as well as their geographic locations, were as follows as at March 31, 2019:

			Classification and accounting
Subsidiary name	Location	Interest	method
Asanko Gold South Africa (PTY) Ltd.	South Africa	100%	Consolidated
Asanko International (Barbados) Inc.	Barbados	100%	Consolidated
Asanko Gold (Barbados) Inc.	Barbados	100%	Consolidated
Asanko Gold Ghana Limited	Ghana	45%	Joint venture; equity method
Adansi Gold Company (GH) Limited	Ghana	50%	Joint venture; equity method
Shika Group Finance Limited	Isle of Man	50%	Joint venture; equity method

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
Expressed in Thousands of United States Dollars unless otherwise stated

2.	Basis of presentation (continued)

These condensed consolidated interim financial statements include all revenue and expenses of AGGL and Adansi Ghana for the period January 1, 2018 to July 31, 2018, being the period during which the Company had control of these subsidiaries.

(c)	Accounting standards adopted during the period

The Company adopted the following new IFRS standard effective January 1, 2019. The nature and impact of the new standard on the Company’s current period financial statements, and prior period comparatives, if any, are outlined below. Adoption of the standard was made in accordance with the applicable transitional provisions.

Several other new standards and amendments came into effect on January 1, 2019; however, they did not impact the Company’s condensed consolidated interim financial statements.

Leases

In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019.

The Company has not identified any material leases or other contracts containing a lease to be recognized on balance sheet as of January 1, 2019.

The adoption of IFRS 16 did however impact the Company’s equity pick-up from the AGM JV. Previously, the JV recognized monthly fixed payments for equipment to mining contractors as production costs. Under IFRS 16, these fixed monthly payments are capitalized as a right-of-use asset (and corresponding lease liability) and commencing January 1, 2019, are no longer presented as production costs. Rather, starting in 2019 the JV recognizes a depreciation charge for the right-of-use assets and an interest expense on the lease liabilities. The JV elected to adopt the practical expedient in IFRS 16 to not reassess whether a contract is, or contains, a lease at the date of initial application. Any contracts or agreements that were not previously identified as containing a lease under IAS 17 or IFRIC 4, were not reassessed as of January 1, 2019. Therefore, IFRS 16 was applied only to contracts entered into (or changed) on or after January 1, 2019.

On adoption of IFRS 16, the JV recognized right-of-use assets and lease liabilities of $36.6 million as at January 1, 2019. However, the net impact on the profit and loss of the JV for the three months ended March 31, 2019 was not materially different from accounting for these contracts under IAS 17 and, as a result, the adoption of IFRS 16 did not have a material impact on the Company’s equity pick-up for the period.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
Expressed in Thousands of United States Dollars unless otherwise stated

3.	Significant accounting judgements and estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in these condensed consolidated interim financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The Company’s significant accounting judgments and estimates were presented in note 5 of the audited annual consolidated financial statements for the year ended December 31, 2018.

4.	Receivable due from related party

Under the terms of the Joint Venture Agreement, the Company entered into a services agreement with the JV whereby the Company is the manager and operator of the AGM. In consideration for the Company’s services as manager and operator, the JV will pay the Company an annual fee of $6.0 million. During the three months ended March 31, 2019, the Company earned a service fee of $1.1 million as operators of the JV, which is comprised of a gross service fee of $1.5 million less withholding taxes payable in Ghana of $0.4 million (three months ended March 31, 2018 – nil and nil, respectively). As at March 31, 2019, the Company had a receivable due from the JV in respect of the service fee in the amount of $0.4 million, net of withholding taxes (December 31, 2018 - $2.3 million).

All transactions with related parties have occurred in the normal course of operations and were measured at the exchange amount agreed to by the parties. All amounts were unsecured, non-interest bearing and have no specific terms of settlement.

5.	Financial assets

As part of the JV Transaction (notes 1 and 6), the Company subscribed to 204.9 million non-voting fixed redemption price redeemable preferences shares in JV Finco (the "preference shares"). The preference shares were issued at a par value of $1 per redeemable share, resulting in a face value of the preference shares of $204.9 million.

	a)	Redeemable preference shares with no fixed redemption date

$
Balance, December 31, 2018	153,651
Fair value adjustment for the period	2,439
Balance, March 31, 2019	156,090

184.9 million of the preference shares have no fixed redemption date. As these preference shares have no contractual fixed terms of repayment that arise on specified dates, they are measured at fair value through profit or loss at each reporting period-end.

On closing of the JV Transaction, these preference shares were recognized at fair value. Management estimated the fair value of the preference shares using a discounted cash flow model, discounting $184.9 million of the forecasted future cash flows from the AGM at a discount rate of 6.5% .

As at March 31, 2019, the Company re-measured the fair value of the redeemable preference shares to $156.1 million, recording a positive fair value adjustment of $2.4 million in finance income for the three months ended March 31, 2019 (three months ended March 31, 2018 – $nil). The $184.9 million preference shares are classified as a Level 3 financial asset in the fair value hierarchy.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
Expressed in Thousands of United States Dollars unless otherwise stated

5.	Financial assets (continued)

b)	Redeemable preference shares with determinable redemption date

$
Balance, December 31, 2018	19,484
Accretion income for the period	127
Balance, March 31, 2019	19,611

The remaining $20.0 million of preference shares are redeemable by JV Finco based on an agreed Esaase development milestone, but in any event to be paid by no later than December 31, 2019 (notes 1 and 6). On closing of the JV Transaction, the $20.0 million preference shares were recognized at fair value using a discounted cash flow model. Management estimated the fair value of the $20.0 million preference shares by discounting the contractual future cash flows (assumed to be payable by December 31, 2019) at a discount rate of 2.7%, resulting in a fair value of $19.2 million as at July 31, 2018. Subsequent to initial recognition, these preference shares are measured at amortized cost.

As at March 31, 2019, the amortized cost of the redeemable preference shares amounted to $19.6 million and the Company recognized accretion income of $0.1 million in finance income for the three months ended March 31, 2019 (three months ended March 31, 2018 – $nil).

6.	Investment in Joint Venture

As at March 31, 2019, the Company’s 45% interest in the Asanko Gold Mine was accounted for using the equity method. The following table summarizes the change in the carrying amount of the Company’s investment in the joint venture:

Asanko Gold Mine JV
$
Balance, December 31, 2018	126,264
Company's share of net loss of joint venture	(6,352)
Balance, March 31, 2019	119,912

The Company’s share of the net loss of the JV was $6.4 million for the three months ended March 31, 2019 (three months ended March 31, 2018 – nil).

Summarized financial information for the Company's investment in the JV, on a 100% basis, is outlined in the table below. Note that for the period January 1, 2018 to March 31, 2018, the Company controlled the AGM and therefore the financial results during this period have been included in the Company’s consolidated Statement of Operations and Comprehensive Income (Loss) for the three months ended March 31, 2018.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
Expressed in Thousands of United States Dollars unless otherwise stated

6.	Investment in Joint Venture (continued)

All disclosures in this note 6 are on a 100% JV basis, unless otherwise indicated. The JV applies the same accounting policies as the Company.

		Three months ended
	Notes	March 31, 2019
Revenues	(i)	67,015
Production costs	(ii)	(51,963)
Depreciation and depletion		(23,507)
Royalties	(ii)	(3,462)
Loss from mine operations		(11,917)
Exploration and evaluation expenditures		(539)
General and administrative expens es		(1,418)
Loss from operations		(13,874)
Finance expense		(749)
Finance income		62
Foreign exchange gain		445
Net loss before taxes		(14,116)
Income tax expense		-
Net loss after tax for the period		(14,116)

Company's share of net loss of the JV for the period		(6,352)

The Company has provided the following incremental disclosures for stakeholders to evaluate the financial performance of the AGM.

(i)	Revenues

In 2013, concurrent with the former debt project financing, AGGL entered into an offtake agreement with a special purpose vehicle of RK Mine Finance Trust I ("Red Kite") with the following details (the "Offtake Agreement"):

sale of 100% of the future gold production from the AGM up to a maximum of 2.2 million ounces to Red Kite;

Red Kite to pay for 100% of the value of the gold ten business days after shipment.

a provisional payment of 90% of the estimated value will be made one business day after delivery;

the gold sale price will be a spot price selected during a nine-day quotational period following shipment of gold from the mine;

performance obligations of the AGM are satisfied once the refining outturn report is provided to Red Kite; and

should AGGL wish to terminate the Offtake Agreement, a termination fee will be payable according to a schedule dependent upon the total funds drawn under the Red Kite debt arrangement as well as the amount of gold delivered under the Offtake Agreement at the time of termination.

During the three months ended March 31, 2019, the AGM sold 53,421 ounces of gold to Red Kite in accordance with the Offtake Agreement.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
Expressed in Thousands of United States Dollars unless otherwise stated

6.	Investment in Joint Venture (continued)

Included in revenue of the AGM is $0.2 million relating to by-product silver sales for the three months ended March 31, 2019. Additionally, $2.2 million of gold sales related to pre-production activities at Esaase were capitalized to MPP&E of the AGM during the period.

As of March 31, 2019, 643,932 ounces have been delivered to Red Kite under the Offtake Agreement. The Offtake Agreement was not affected by the JV Transaction and will remain in effect until all outstanding ounces have been delivered to Red Kite or AGGL elects to terminate the Offtake Agreement and pay the associated fee.

(ii)	Production costs and royalties

The following is a summary of production costs by nature, on a 100% basis, incurred during the three months ended March 31, 2019:

Three months ended
March 31, 2019
Raw materials and consumables	(11,390)
Salary and employee benefits	(7,638)
Contractors (net of deferred stripping costs)	(34,694)
Change in stockpile, gold-in-process and gold dore inventories	5,149
Insurance, government fees, permits and other	(3,344)
Share-based payments	(46)
Total production costs	(51,963)

During the three months ended March 31, 2019, the AGM recognized a $13.3 million adjustment to the carrying value of its stockpile inventory to reflect the net realizable value of lower grade ore that has been added to stock during the period, $8.0 million of which was recorded as production costs with the balance recorded as depreciation.

All of the AGM’s concessions are subject to a 5% gross revenue royalty payable to the Government of Ghana. The AGM’s Akwasiso mining concession is also subject to an additional 2% net smelter return royalty payable to the previous owner of the mineral tenement, and the AGM’s Esaase mining concession is also subject to an additional 0.5% net smelter return royalty payable to the Bonte Liquidation Committee.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
Expressed in Thousands of United States Dollars unless otherwise stated

6.	Investment in Joint Venture (continued)

The assets and liabilities of the Asanko Gold Mine JV, on a 100% basis, as at March 31, 2019 and December 31, 2018 were as follows:

		March 31, 2019	December 31, 2018
	Note	$	$
Assets
Current assets
Cash and cash equivalents		16,325	21,648
Receivables		7,222	4,513
Inventories	(iii)	79,646	68,141
Prepaid expenses and deposits		1,453	2,693
VAT receivable		17,131	12,317
		121,777	109,312
Non-current assets
Inventories	(iii)	7,596	9,886
Reclamation deposit	(iv)	1,896	1,884
Exploration and evaluation assets		9,649	9,649
Right-of-use assets	(v)	22,375	-
Mineral properties, plant and equipment	(vi)	459,897	469,406
		501,413	490,825
Total assets		623,190	600,137

Liabilties
Current liabilities
Accounts payable and accrued liabilities		61,370	52,656
Lease liability	(vii)	12,015	-
		73,385	52,656
Non-current liabilities
Lease liability		10,637	-
Long-term incentive plan liability		122	217
Asset retirement provisions	(viii)	39,934	34,036
		50,693	34,253
Total liabilities		124,078	86,909

Equity		499,112	513,228

Total liabilities and equity		623,190	600,137

The Company has provided the following incremental disclosures for stakeholders to evaluate the financial condition of the AGM. All amounts in the following tables are on a 100% basis.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
Expressed in Thousands of United States Dollars unless otherwise stated

6.	Investment in Joint Venture (continued)

	(iii)	Inventories

The following is a summary of inventories held by the AGM, on a 100% basis, as at March 31, 2019 and December 31, 2018:

	March 31, 2019	December 31, 2018
	$	$
Gold dore on hand	7,137	-
Gold-in-process	1,863	5,325
Ore stockpiles	60,838	55,698
Materials and spare parts	17,404	17,004
Total inventories	87,242	78,027

Less non-current inventories:
Ore stockpiles	(7,596)	(9,886)
	79,646	68,141
Total current inventories	79,646	68,141

During the three months ended March 31, 2019, the AGM recognized a $13.3 million adjustment to the carrying value of its stockpile inventory in order to reflect the net realizable value of lower grade ore that has been added to stock during the period, $8.0 million of which was recorded as production costs and $5.3 million as depreciation expense.

(iv)	Reclamation deposit

The AGM is required to provide security to the Environmental Protection Agency of Ghana ("EPA") for the performance by the AGM of its reclamation obligations in respect of the Abriem, Abore and Adubea mining leases. The initial security totaled $8.5 million and comprised a reclamation deposit in the amount of $1.7 million and a bank guarantee of $6.8 million, which was provided by Asanko (note 9). The reclamation deposit accrues interest and is carried at $1.9 million at March 31, 2019 (December 31, 2018 - $1.9 million).

The AGM deposited the Reclamation Deposit in a Ghanaian Bank in the joint names of the AGM and the EPA. The reclamation deposit matures annually, but the AGM is required to reinstate the deposit until receiving a final reclamation completion certificate from the EPA. The AGM is expected to be released from this requirement 45 days following the third anniversary of the date that the AGM receives a final completion certificate.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
Expressed in Thousands of United States Dollars unless otherwise stated

6.	Investment in Joint Venture (continued)

	(v)	Right of use assets

The following table shows the movement in the right-of-use asset related to mining contractor services agreements of the AGM for the three months ended March 31, 2019.

March 31, 2019
$
Balance, beginning of period	-
Initial recognition of right-of-use assets upon adoption of IFRS 16	36,616
Depreciation expense	(3,898)
Derecognition associated with termination of contractor services agreement	(10,343)
Balance, end of period	22,375

As at March 31, 2019, the carrying value of right-of-use assets associated with mining contractor services agreements was $22.4 million (December 31, 2018 – nil), net of $3.9 million of depreciation expense for the three months ended March 31, 2019 (three months ended March 31, 2018 – nil).

(vi)	Mineral properties, plant and equipment

Deferred stripping

During the three months ended March 31, 2019, the AGM deferred a total of $2.9 million of stripping costs to depletable mineral interests. During the same period, depletion expense of $10.3 million was charged on deferred stripping assets and was recorded in production costs.

Depreciation and depletion

During the three months ended March 31, 2019, the AGM recognized depreciation and depletion expense of $27.2 million (including depreciation and depletion on right of use assets and on deferred stripping assets), of which $3.7 million was allocated to the cost of inventories.

(vii)	Lease liability

The following table shows the movement in the lease liability related to mining contractor services agreements of the AGM for the three months ended March 31, 2019.

March 31, 2019
$
Balance, beginning of period	-
Initial recognition of lease liability upon adoption of IFRS 16	36,616
Lease payments made during the period	(4,136)
Interest expense	516
Derecognition associated with termination of contractor services agreement	(10,344)
Balance, end of period	22,652

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
Expressed in Thousands of United States Dollars unless otherwise stated

6.	Investment in Joint Venture (continued)

During the period, the AGM provided a notice of termination to one of its mining contractors and derecognized the lease liability and right-of-use asset associated with this lease agreement. A termination fee was accrued for at March 31, 2019 and was included in production costs.

(viii)	Reclamation provision

The following table shows the movement in the asset retirement obligation of the AGM for the three months ended March 31, 2019 and year ended December 31, 2018:

	March 31, 2019	December 31, 2018
	$	$
Balance, beginning of period	34,036	30,790
Accretion expense	218	888
Change in obligation	5,680	2,358
Balance, end of period	39,934	34,036

The decommissioning liability consists of reclamation and closure costs for the JV’s Ghanaian mining properties. Reclamation and closure activities include land rehabilitation, dismantling of buildings and mine facilities, ongoing care and maintenance and other costs.

(ix)	The cash flows of the AGM, on a 100% basis, were as follows for the three months ended March 31, 2019:

Three months ended
March 31, 2019
$
Operating cash flow before working capital changes	10,465
Net cash provided by operating activities after working capital changes	8,820
Net cash used in investing activities	(9,885)
Net cash provided by (used in) financing activities	(4,136)

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
Expressed in Thousands of United States Dollars unless otherwise stated

7.	Share capital

	(a)	Authorized:

Unlimited common shares without par value or restrictions; and
Unlimited preferred shares without par value or restrictions.

	(b)	Issued and outstanding common shares

	Number of shares	Amount
		$
Balance, December 31, 2017	203,449,957	561,441
Issued pursuant to private placement, net of share issuance cost	22,354,657	17,412
Balance, December 31, 2018 and March 31, 2019	225,804,614	578,853

8.	Equity reserves

(a) Share-based options

During the three months ended March 31, 2019, the Company granted 3,281,000 stock options, with a weighted average exercise price of C$0.98 per option, to directors, officers and employees of the Company.

(b) Restricted Share Units ("RSU")

During the three months ended March 31, 2019, the Company granted 1,744,020 RSUs to directors, officers and employees of the Company. For all RSUs granted during the period, the awards vest in three equal tranches over a service period of three years.

During the three months ended March 31, 2019, the Company also settled in cash 456,464 RSU awards (three months ended March 31, 2018 – nil).

9.	Commitments and contingencies

As at March 31, 2019, the Company had contractual obligations totaling $1.9 million (December 31, 2018 - $4.0 million).

The following table reflects the Company’s contractual obligations as they fall due, excluding commitments and liabilities of the JV, as at March 31, 2019:

	Within		Over	At March 31,	At December 31,
	1 year	1 - 5 years	5 years	2019	2018
Accounts payable and accrued liabilities	1,332	-	-	1,332	3,232
Long-term incentive plan (cash-settled awards)	228	99	-	327	541
Corporate operating leases	162	51	-	213	202
Total	1,722	150	-	1,872	3,975

In addition to the above commitments, the Company has provided a parent company guarantee on the unfunded portion of the AGM’s reclamation bond in the amount of $6.8 million.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
Expressed in Thousands of United States Dollars unless otherwise stated

9.	Commitments and contingencies (continued)

Due to the nature of its business, the Company may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company’s financial condition or future results of operations.

10.	Revenue

During the three months ended March 31, 2019, the Company did not recognize any revenues from the sale of gold dore by the AGM as the Company no longer controls and consolidates the financial results of the AGM.

During the three months ended March 31, 2018, the AGM sold 48,899 ounces of gold to Red Kite in accordance with an Offtake Agreement (note 6). During the same period, revenue included $0.2 million relating to by-product silver sales.

11.	Production costs by nature

The following is a summary of production costs incurred by the Company during the periods that it controlled the AGM. The table below therefore includes the financial results for the AGM for the three months ended March 31, 2018, but does not include the results of the AGM for the three months ended March 31, 2019 as the Company did not control the AGM during this period.

	Three months ended March 31,
	2019	2018
	$	$
Raw materials and consumables	-	(14,826)
Salary and employee benefits	-	(5,529)
Contractors (net of deferred stripping costs)	-	(13,941)
Change in stockpile, gold-in-process and gold dore inventories	-	7,560
Insurance, government fees, permits and other	-	(1,383)
Share-based payments	-	(231)
Total production costs	-	(28,350)

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
Expressed in Thousands of United States Dollars unless otherwise stated

12.	General and administrative expenses

The following is a summary of general and administrative expenses incurred during the three months ended March 31, 2019 and 2018. The general and administrative expenses for the three months ended March 31, 2019 include, but are not limited to, those expenses incurred in order to earn the Service fee as operators of the JV (note 4). Note that the table below includes the results for the AGM for the three months ended March 31, 2018, being the period during which the Company controlled the AGM, but does not include the results of the AGM for the three months ended March 31, 2019.

	Three months ended March 31,
	2019	2018
	$	$
Wages, benefits and consulting	(1,968)	(1,189)
Office, rent and administration	(262)	(208)
Professional and legal	(19)	(449)
Share-based payments	(267)	(214)
Travel, marketing, investor relations and regulatory	(275)	(238)
Other	(14)	(12)
Total	(2,805)	(2,310)

13.	Finance expense

The following is a summary of finance expenses incurred during the three months ended March 31, 2019 and 2018. Note that the table below includes the results for the AGM for the three months ended March 31, 2018, being the period during which the Company controlled the AGM, but does not include the results of the AGM for the three months ended March 31, 2019

	Three months ended March 31,
	2019	2018
	$	$
Interest charges on Red Kite loan and associated withholding taxes	-	(5,128)
Accretion charges on asset retirement provisions	-	(215)
Total	-	(5,343)

14.	Income tax

No deferred tax expense has been recognized in these interim financial statements for the three months ended March 31, 2019.

The deferred tax expense recognized for the three months ended March 31, 2018 of $8.9 million arose due to timing differences with respect to tax and accounting depreciation on the AGM’s mineral properties, plant and equipment.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
Expressed in Thousands of United States Dollars unless otherwise stated

15.	Earnings (loss) per share attributable to common shareholders

For the three months ended March 31, 2019 and 2018, the calculation of basic and diluted earnings per share is based on the following data:

	Three months ended March 31,
	2019	2018
Earnings ($)
Net income (loss) attributable to common shareholders	(5,314)	2,109

Number of shares
Weighted average number of ordinary shares - basic	225,804,614	203,449,957
Effect of dilutive share options and warrants	-	-
Weighted average number of ordinary shares - diluted	225,804,614	203,449,957

For the three months ended March 31, 2019, the effect of all dilutive securities was anti-dilutive given the Company reported a net loss during the period.

Excluded from the calculation of diluted weighted average shares outstanding for the three months ended March 31, 2018 were 15,168,625 share-based options and 4,000,000 share-purchase warrants that were determined to be anti-dilutive.

16.	Supplemental cash flow information

The following table discloses non-cash transactions impacting the Statements of Cash Flows. Note that the tables below include the results of the AGM for the three months ended March 31, 2018, being the period during which the Company controlled the AGM, but do not include the results of the AGM for the three months ended March 31, 2019.

	Three months ended March 31,
	2019	2018
	$	$
Change in asset retirement provisions included in mineral properties, plant and equipment	-	(1,247)
Change in accounts payable related to mineral properties, plant and equipment	-	4,163
Share-based compensation included in mineral properties, plant and equipment	-	17

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
Expressed in Thousands of United States Dollars unless otherwise stated

16.	Supplemental cash flow information (continued)

Changes in non-cash working capital consist of the following:

	Three months ended March 31,
	2019	2018
	$	$
Receivables	1,993	651
VAT receivable	-	(3,161)
Prepaid expenses	(105)	896
Inventories	-	(8,458)
Accounts payable and accrued liabilities	(2,023)	(1,375)
Change in non-cash working capital	(135)	(11,447)

17.	Segmented information

Geographic Information

As at March 31, 2019, the Company has only one reportable operating segment being the corporate head office in Canada. However, prior to the JV Transaction, the Company had two reportable segments. Ghana was the Company’s only segment with mining operations with Canada acting as a head office function.

Total assets in Ghana includes the Company's 45% interest in the Asanko Gold Mine JV. The operating results presented below include the financial results of the AGM only for the three months ended March 31, 2018, the period during which the Company controlled the AGM.

Geographic allocation of total assets and liabilities

March 31, 2019	Canada	Ghana	Total
	$	$	$
Current assets	9,612	-	9,612
Mineral properties, plant and equipment	106	-	106
Other non-current assets	-	295,613	295,613
Total assets	9,718	295,613	305,331
Current liabilities	1,560	-	1,560
Non-current liabilities	99	-	99
Total liabilities	1,659	-	1,659

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
Expressed in Thousands of United States Dollars unless otherwise stated

17.	Segmented information (continued)

December 31, 2018	Canada	Ghana	Total
	$	$	$
Current assets	13,102	-	13,102
Mineral properties, plant and equipment	114	-	114
Other non-current assets	-	299,399	299,399
Total assets	13,216	299,399	312,615
Current liabilities	3,473	-	3,473
Non-current liabilities	300	-	300
Total liabilities	3,773	-	3,773

Geographic allocation of the Statement of Operations and Comprehensive Income

For the three months ended:

March 31, 2019
	Canada	Ghana	Total
	$	$	$
Company's share of net loss in JV	(6,352)		(6,352)
Net loss before tax	(5,314)	-	(5,314)
Income tax expense	-	-	-
Net loss after tax	(5,314)	-	(5,314)

March 31, 2018
	Canada	Ghana	Total
	$	$	$
Revenue	-	64,430	64,430
Net income (loss) before tax	(2,742)	14,651	11,909
Current income tax expense	(178)	(19)	(197)
Deferred income tax expense	-	(8,922)	(8,922)
Net income (loss) after tax	(2,920)	5,710	2,790

18.	Subsequent event

On April 1, 2019, the Company granted 300,000 share-based options and 200,000 RSU awards.